To: New York Stock Exchange and the Securities and Exchange Commission
For your knowledge, please find hereunder a communicate to the press, released today.
Regards, Banco Itau Holding Financeira S.A.
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                     Strategic Alliance with Fiat Automoveis
                  Conclusion of the Banco Fiat S.A. acquisition

Sao Paulo, March 27, 2003 - Banco Itau Holding Financeira S.A. announces that on March 26, 2003, the strategic alliance with Fiat Automoveis S.A. was concluded with:
o the acquisition through Banco Itau S.A. of 99.99% of Banco Fiat S.A.'s total capital from Fiat Auto S.p.A. and Fiat Automoveis S.A. (Fiat);
o the payment of R$ 897 million, including goodwill of R$ 462 million (1.06 times Stockholders' Equity).
o    the Central Bank of Brazil's approval (authorized on March 19, 2003),
o    the signature of both parties on all documentation, and
o    the financial settlement of the acquisition.

With respect to the Strategic Alliance with Fiat, we wish to inform that Banco Fiat S.A., under Banco Itau Holding Financeira S.A.'s control, will enjoy 10
(ten)-year exclusive rights in its Brazilian operations:
a) in the financing and leasing of new vehicles in all Fiat's promotional sales campaigns to the consumer;
b)   in the sale of consortium quotas with the Fiat brand name to end consumers;
c) in the supply of financial services to current and future customers of Banco Fiat S.A.;
d) in Fiat's recommendation of Banco Fiat S.A. to its dealer network for contracting vehicle finance; and
e) in the use of the Fiat brand name in all operations linked to the activities described above.

For Banco Itau Holding Financeira S.A., this strategic alliance represents a significant strengthening of its share in the market for car financing, leasing and consortium financing as well as the expansion in the business potential with Fiat's customers, dealerships and retailers. This transaction once more underscores Itau Holding's commitment to its strategy of focusing only on those operations that are core to its business, and on acquisitions which create stockholder value.

The process of management of Banco Fiat by Banco Itau has already begun, characterized by the two institutions' significantly complementary aspects, which will be enhanced by the alignment of their respective sales teams.

                                Press Department
                       BANCO ITAU HOLDING FINANCEIRA S.A.